UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40008

Sunrise New Energy Co., Ltd.

Room 703, West Zone, R&D Building
Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed on a Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission dated November 6, 2025, Sunrise New Energy Co., Ltd., an exempted company with limited liability formed in the Cayman Islands (the “Company”), entered into certain subscription agreements (the “Subscription Agreements”) with three purchasers (collectively, the “Purchasers”) on November 3, 2025 for a private placement offering (the “Private Placement”) of 7,000,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) and warrants to purchase up to 3,500,000 Class A Ordinary Shares (the “Warrants”).

On November 19, 2025, the Company closed the Private Placement and issued the Warrants and an aggregate of 7,000,000 Class A Ordinary Shares to the Purchasers at a combined purchase price of $0.80 per share and one-half of one warrant, for aggregate gross proceeds of approximately $5.6 million, before deducting the offering expenses payable by the Company. The Class A Ordinary Shares and Warrants in the Private Placement were issued in reliance on Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended, and the Purchasers represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Class A Ordinary Shares or Warrants for the account or benefit of any U.S. person. The Company intends to use the net proceeds from the Private Placement for working capital and other general corporate purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sunrise New Energy Co., Ltd.

Date: November 19, 2025	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

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